

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2014

Via E-mail
Lloyd G. Waterhouse
Chief Executive Officer
McGraw-Hill Global Education Holdings, LLC
2 Penn Plaza
New York, NY 10121

> **Re: McGraw-Hill Global Education Holdings, LLC**
> **Registration Statement on Form S-4**
> **Filed January 31, 2014**
> **File No. 333-193697**

Dear Mr. Waterhouse:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise to remove marketing language that cannot be objectively substantiated. We note for example "world-class" educational materials and "synonymous with innovation in the educational industry" on page 1, "strong training" and "compelling opportunity" on page 2, "proven track record" and "world-class" equity sponsorship on page 12, "committed" and "successful track record" on page 13, and similar statements elsewhere.

2. We note the use of CAGRs in several places. Please revise to separately state the growth over each year within the historical CAGR periods shown, so that investors can see the growth rates of intervening years.

Presentation of Financial Information, page iii

3. You state here that "investment funds affiliated with Apollo Global Management, LLC (the "Sponsor") own 100% of AcquisitionCo." However the diagram on page 16 states that "Other Investors and Management" also own Georgia Holdings, Inc. Please revise here and if necessary on page 16 to clarify this ownership.

Market and Industry data, page iv

4. It appears that you attribute information to third parties in the registration statement. If any of these reports or publications were commissioned by you for use in connection with the registration statement, please file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement.

Prospectus Summary, page 1

5. Please provide for us the basis for stated beliefs such as "industry-leading content, a proven digital product portfolio, brand recognition and incumbent global scale to support the industry transformation from print to digital products" and "favorably positioned for growth" on page 1.

6. Please provide us the basis for the statements "increased… loyalty" on page 1, "competitive success" on page 2, and "best-in-class" on page 5.

Our Company, page 1

7. In one of your introductory paragraphs please disclose your revenues and net income or losses for your most recently completed fiscal year and interim stub.

8. Please revise reference to your "industry-leading" digital platforms on page 1 to clarify that this claim is based on attachment rate, or advise.

9. Please balance the statement "position [you] to increase market share" on page 2 to state that there is no guarantee you will gain or maintain market share.

10. Please revise the discussion beginning with "[yo]ur three businesses are" on page 2 to state the percentage of revenues from each business derived from digital sales.

Our Industry, page 2

11. Please revise to provide updated data or tell us why it is appropriate to include data shown. We note for example the 2011 data in the first paragraph on page 3, the BLS projections beginning in 2008 on page 4, and "International Growth

Sectors" data as of 2009 shown on page 4. We also note the charts in the top-left corner of page 8 and the bottom-left corner of page 8.

Professional, page 3

12. Please revise the last sentence of the first paragraph to state the portion of your MHGE Professional revenue from Professional & Business Services and Healthcare and Social Assistance.

Our Business, page 5

MHGE Higher Education, page 5

13. If you commissioned the study which showed that "[yo]ur adaptive learning products have been proven in a study to improve student outcomes by one letter grade," please disclose.

Our Competitive Strengths, page 7

Outstanding and motivated management team, page 12

14. Please remove statements regarding positive aspects of your sponsor from the summary, as this is not an offering of its securities. We note for example "a leading global alternative investment manager with approximately $113 billion of assets under management as of September 30, 2013, $43 billion of which is in private equity capital, and a successful track record investing in education companies such as Laureate International Universities, Connections Education, Sylvan Learning and Berlitz" as well as the last sentence in this section. In addition please also significantly revise the "Our Sponsor" section on page 17 to remove from the summary statements promoting the positive aspects of Apollo.

Corporate Structure, page 16

15. Please revise to show the ownership percentage each entity in the diagram holds of the entity or entities directly below it.

Risk Factors, page 30

16. Please remove the third and fourth sentences from the introductory paragraph. All material risks should be disclosed. If risks are not deemed material they should not be referenced.

A significant portion of our sales, page 36

17. Please revise to name each customer responsible for ten percent or more of your revenues.

<u>Unaudited Pro Forma Combined Consolidated Statement of Operations for the Nine
Months Ended September 30, 2013, page 62</u>

18. You indicate that adjustment (1) reflects an increase in revenue of $25,654,000 to
reverse the impact of the purchase accounting adjustment that was recorded for
the Successor period of March 23, 2013 to September 30, 2013. Please provide
us with more details regarding the reversal of the purchase accounting adjustment
as well as the nature and reason for the initial purchase accounting adjustment,
and how the amount of the adjustment was calculated.

<u>Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 66</u>

19. On page 10, you indicate that you believe that digital products result in superior
economics over the long term relative to print. We also note your disclosure, on
page 11, which indicates that your digital solutions sales trends have
demonstrated protracted, structural growth in sales volume and price, validating
the products' value proposition by both students and professors. In addition, you
include a discussion of MHGE Higher Education digital operating results for the
nine months ended September 30, 2013. In this regard, please consider expanding
your MD&A to include a similar discussion that compares digital to print, along
with the related trends associated with each of these businesses. It may be helpful
to supplement such a discussion with tables that detail the impact of each of these
businesses on your results and trends.

<u>Nine Months Ended September 30, 2013 and the Combined Periods Ended January 1,
2013 to March 22, 2013 (Predecessor) and March 23, 2013 to September 30, 2013
(Successor) Compared to the Nine Months Ended September 30, 2012, page 71</u>

20. We note that you combine the predecessor and successor periods. In this regard,
it would be inappropriate to merely combine information for the pre-and post-
transaction periods without reflecting all relevant pro forma adjustments required
by Article 11 of Regulation S-X. As such, please discontinue your current
presentation or revise to provide all relevant pro forma adjustments, in a format
consistent with Article 11 of Regulation S-X. Such information, including any
discussion on a pro forma basis, should only be provided on a supplemental basis
to the stand-alone discussion of the GAAP operating results for the successor and
predecessor periods.

Business, page 92

Our Products, page 102

MHGE Higher Education Products, page 102

21. Please revise to clarify how the table on page 102 reflects "four primary product groups."

Certain Relationships and Related Party Transactions, page 133

22. Please revise discussion of the Stockholders Agreement of Georgia Holdings, the Founding Transactions Fee Agreement, and the Management Fee Agreement to discuss how these impact you directly including any costs and benefits.

23. Please discuss the Services Agreement to quantify any cost allocations and payments that have already been made.

24. Please direct us to where the Stockholders Agreement of Georgia Holdings, Services Agreements, Founding Transactions Fee Agreement, Transition Services Agreements, have been filed as exhibits, please file them as exhibits to your next amendment, or please tell us why filing them is not necessary.

The Exchange Offer, page 141

Expiration Date; Extensions; Amendments; Termination, page 141

25. Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

26. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. *See* Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

27. Please refer to the second paragraph. You state that the issuers will give notice of the offering's extension by a press release or other public announcement communicated before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date unless applicable laws require them to do otherwise. Additionally, according to Rule 14e-1(d), you must disclose the number of securities tendered as of the date of the notice. Please confirm for us that you will disclose the number of securities tendered as of that date if you extend the offering.

Conditions to the Exchange Offer, page 146

28. Please refer to the second sentence of the first full paragraph on page 147 and the statement that the issuers "may assert any one of these conditions… at any time…." All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. Please revise the language accordingly.

29. Please refer again to the second sentence of the first full paragraph on page 147. We note that the issuers may determine "in their reasonable discretion" that a condition has not been satisfied. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

Description of Notes, page 150

Guarantees, page 160

30. Please refer to the discussion "Each Restricted Subsidiary's Guarantee will be automatically released upon" beginning on page 160. Please advise how the circumstances described in paragraph (5) and in the sentence following paragraph (6) are consistent with the customary circumstances listed in Section 2510.5 of the Division of Corporation Finance Financial Reporting Manual.

Change in Control, page 161

31. While we note the disclosure on page 179 regarding compliance with the requirements of Rule 14e-1 and other securities laws and regulations specifically in connection with repurchase offers related to an Asset Sale Offer, we do not see disclosure related to repurchase offers related to change in control provisions. Please advise or revise to disclose that any repurchase offer made pursuant to the change in control provisions will comply with any applicable regulations under the federal securities laws, including Rule 14e-1 under the Exchange Act.

Certain U.S. Federal Income Tax Considerations, page 225

32. Please revise to remove the word "Certain" from the title of this section on page 225 and from the heading "Certain U.S. Federal Income Tax Considerations for U.S. Holders" on page 226 and the similar heading on the bottom of page 227. This will help ensure that the author of the opinion is addressing all material tax consequences.

Notes to the Unaudited Combined Consolidated Financial Statements

Note 1. Basis of Presentation and Accounting Policies, page F-9

Principles of Combination and Consolidation, page F-10

33. You indicate that you have one reportable segment. However, based on your disclosures on page 2, we note that you the following businesses: (i) MHGHE Higher Education (ii) MHGE Professional and (iii) MHGE International. Also, based on your business disclosures, starting on page 5, it appears that the economic characteristics between each of your businesses are different. In addition, you discuss that pricing for eBooks is on par with print books, which results in equal revenue but greater profit as a user transitions from a print book to an eBook. As such, it appears that you have discreet financial information for each of these businesses, including discreet information related to print and digital content within each of these businesses. In this regard, please provide us with a list of your operating segments that aggregate to the new reporting segment, and why these operating segments meet the aggregation criteria set forth in ASC 280-10-50-11 and 12. Your response should be supported with a discussion and summary of the reports reviewed by your CODM, as well as any recent material changes to your internal reporting structure.

Age of Financial Statements

34. Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Exhibit Index

35. Please revise to file your employment agreement with Mr. Levin as an exhibit to your next amendment.

36. Please file all agreements as complete agreements including all exhibits and schedules thereto. We note for example exhibit 2.1 does not appear to include the exhibits and schedules listed on page v, exhibit 4.1 does not appear to include the exhibits listed on page v, Exhibit 10.1 does not include the schedules and exhibits listed on page v, Exhibit 10.2 does not include the listed exhibits and schedules, and Exhibit 10.3 does not include Exhibit A.

Exhibit 5.2

37. Please have counsel provide a revised opinion that includes a consent to be named in the registration statement and a consent to the filing of the opinion as an exhibit to the registration statement.

Exhibit 8.1

38. Please have counsel revise the last paragraph to have counsel consent also to being named in the discussion that currently has the heading "Certain U.S. Federal Income Tax Considerations."

Exhibit 23.1 - Accountants' Consent

39. Amendments should contain a currently dated accountants' consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Juan Migone at (202) 551- 3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Monica K. Thurmond, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP